					Exhibit 12.1
					2/20/2010
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2009

	Year ended December 31,
	2005	2006	2007	2008	2009

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,197,831	$1,236,845	$1,262,232	$1,410,963	$1,244,272
Interest expense, net of amounts capitalized	297,313	319,894	345,538	347,419	387,759
AFUDC - Debt funds	11,812	12,354	28,469	39,609	39,790
Earnings as defined	$1,506,956	$1,569,093	$1,636,239	$1,797,991	$1,671,821

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$215,264	$217,954	$270,429	$325,774	$372,998
Interest on affiliated loans	68,735	87,672	65,769	22,574	13,097
Interest on interim obligations	0	0	8,463	3,114	538
Amort of debt disc, premium and expense, net	17,109	17,054	18,431	19,994	20,329
Other interest charges	8,017	9,571	10,915	15,571	20,587
Fixed charges as defined	$309,125	$332,251	$374,007	$387,027	$427,549

RATIO OF EARNINGS TO FIXED CHARGES	4.87	4.72	4.37	4.65	3.91